Exhibit 5

Grown Rogue Reports Record Pro-Forma Revenue of $2.75M and Pro-Forma Adjusted EBITDA of $0.5M

Medford, Oregon, June 30, 2021 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan, reports record pro-forma revenue of $2.75M, helping to drive the sixth consecutive quarter of positive adjusted pro-forma EBITDA1’3 of $0.5M for the three months ended April 30, 2021. All amounts are expressed in United States Dollars unless otherwise indicated. Certain metrics, including those expressed on an adjusted basis, are non-IFRS measures.

Financial and Business Highlights

●	Company record pro-forma revenue[3] of $2.75M, a sequential increase of 37% over Q1 2021

●	Sixth consecutive quarter of positive Adjusted pro-forma EBITDA[1,3] of $0.5M, a sequential increase of 137%

●	Company record pro-forma EBITDA margin of 19% vs 11% sequentially, due to operational efficiencies from scaling our business

●	Transformed the balance sheet with assets increasing from Q1 2021 by 51% to $8.7M and liabilities decreasing 52% to $3.8M

●	Closed a brokered private placement for aggregate gross proceeds of $4.7M CAD

●	Retired senior secured convertible debentures including a cash payment of $1.5M CAD. The repayment of the principal results in the elimination of a potential issuance of 12.3M shares or approximately 8% of the current outstanding shares and saves the Company CAD$100k in interest payments.

●	Completed construction to add 40% additional capacity at current Oregon indoor facility

●	Executed an asset purchase agreement to acquire a turn-key 30,000 square foot indoor growing facility in Medford, Oregon and a retail dispensary in Portland, Oregon from HSCP, LLC, a subsidiary of Acreage Holdings Inc.

●	Acquired remaining equity of subsidiary Grown Rogue Distribution, LLC to return to 100% ownership

●	Subsequent to quarter-end, Grown Rogue exercised option and acquired 60% controlling interest of Golden Harvests

“Grown Rogue continues to execute upon our strategy of low cost, high quality cannabis cultivation with another quarter of record revenues and profitability,” said Obie Strickler, CEO of Grown Rogue. “Starting in Q1 2021 we put a plan in place to triple our indoor production in Oregon by Q3 of 2021, which we made possible with the additional 40% capacity expansion at our existing facility and the purchase of the new 30,000 sq ft facility. These improvements, along with having added another 30% flowering capacity in Michigan in Q2, are positioning Grown Rogue to continue reporting industry leading metrics.”

Management Commentary

Grown Rogue continued to leverage its simplified, flower-focused, business model, resulting in its sixth consecutive quarter of positive Adjusted Pro-Forma EBITDA1,3. These improvements have led to a record quarter of pro-forma Revenue3 of $2.75M while maintaining its industry leading cash margins2 of 60%+. With the tripling of Oregon production in Q2 to 600 pounds per month, and continued improvements in Michigan, Grown Rogue is well positioned to continue executing on its goal to become the leading low cost, high quality cultivator in the industry.

Highlights bv State

Oregon Operations

●	Oregon Revenue of $1.54M, a sequential increase of 46% over Q1 2021

●	Grown Rogue Indoor flower sold at an average price of $1,147/lb., versus $1,068/lb. in Q2 2020, an increase of 1%

●	Strong cash margin of 59%

●	Tripled indoor growing capacity with the acquisition (pending regulatory approval) of a turn-key 30,000 square foot facility, with 3 harvests completed subsequent to quarter end and expansion at the existing Medford facility.

Michigan Operations (through its partner Golden Harvests, LLC)

●	Pro-forma[3] Revenues of approximately $1.38M, a sequential increase of 23%

●	Pro-forma EBITDA[1,3] of approximately $336K, a sequential increase of 59%

●	Pro-forma EBITDA[1,3] margin of 24% vs 19% in Q1 2021

●	Continued to gain traction with our branded Certified Fresh Nitrogen Sealed Jars by moving into the Top 10 of packaged flower sold in Michigan

●	Results over the last several months showing jars representing approximately 30 to 40% of sales and commanding approximately 1000/lb. more than bulk sales.

●	Construction continued to maximize output from the 80,000 square foot facility. 30,000 square feet are now under cultivation with another 15,000 square feet expected to be online by December 2021

●	Currently operating 2 Adult Use Producer Licenses and 2 Medical Producer Licenses, bringing total plant count capacity to 7,000. The application processes have begun for 8 additional licenses that would provide sufficient capacity for full operation.

Selected Financial Information (Complete financial tables have been filed on www.sedar.com

(Dollars in $000s, share amounts in 000s)

Three Months Ended April 30,	2021	2020
Reported Revenue	$1,538	1,173
Gross profit, excluding fair value items, as reported	$593	353
Proforma Revenue[3]	$2,750	1,360
Adjusted EBITDA[1]	$180	47
Net loss per share	$(0.01)	(0.01)
Weighted Common Shares Outstanding	$120,244	91,140

	Three months ended April 30,
Adjusted EBITDA Reconciliation	2021 ($)	2020 ($)
Net loss, as reported	(1,442,518)	(1,206,828)
Add back realized fair value amounts included in inventory sold	19,732	212,669
Add back (less) unrealized fair value gain (loss) on growth of biological assets	(33,754)	47,055
Add back amortization of property & equipment included in cost of sales	246,728	191,094
	(1,209,812)	(756,010)
Add back accretion expense, as reported	366,079	71,330
Add back amortization of intangible assets, as reported	-	6,981
Add back amortization of property and equipment, as reported	40,546	26,259
Add back share-based compensation expense, as reported	47,572	-
Add back interest expense, as reported	36,361	71,078
Add back unrealized loss on marketable securities, as reported	(253,300)	627,287
Add back unrealized gain on derivative liability	939,369	-
Add back unrealized foreign exchange loss	22,927	-
Loss on settlement of non-controlling interest	189,816	-
Adjusted EBITDA	179,558	46,925

	Three months ended April 30, 2021
Cash Margin analysis	Revenue $	Costs $	Margin %
Grown Rogue products	1,369,092	563,429	59%
Indirect overhead allocations	-	35,190	--
Third party products	1,636	2,003	-22%
Service revenues	167,694	70,200	58%
Asset depreciation included in COGS	-	246,728	--
Cost of packaging & other included in COGS	-	27,728	--
Totals before fair value adjustments	1,538,422	945,278	39%
Realized fair value amounts in inventory sold, as reported	--	19,732	--
Unrealized fair value (gain) on growth of biological assets, as reported	--	(33,754)	--
Totals, as reported	1,538,422	931,256	39%

NOTES:

1.

The Company’s “Adjusted EBITDA” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines Adjusted EBITDA as the Company’s net income (loss) for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory. The Company believes that this is a useful metric to evaluate its operating performance. The following is a reconciliation of the Company’s net income (loss) to Adjusted EBITDA.

2.

The Company has provided Cash Margin Analysis to demonstrate the methodology for calculating its non-IFRS production cost and margin metrics. Cash production costs of Grown Rogue products is calculated by taking the cost of finished cannabis inventory sold and deducting non-cash production costs, packaging and distribution costs, inventory write-offs and adjustments, and cost of products purchased from other Licensed Producers that were sold. Cash cost of sales per gram of dried cannabis sold is calculated by taking cash production costs of Grown Rogue products by total grams of dried cannabis sold in the period. Management believes these measures provide useful information as they remove noncash amortization and packaging costs and provide a benchmark of the Company against its competitors.

3.

The Company has provided unaudited pro-forma revenue information, which assumes that closed and pending mergers and acquisitions in 2020 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2020 for the Company and target companies.

NON-IFRS FINANCIAL MEASURES

Cash production costs of Grown Rogue products, EBITDA and Adjusted EBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that closed and pending mergers and acquisitions in 2020 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2020. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with nitro sealed indoor and sungrown pre-rolls and jars.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,”  “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward- looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100